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                                    UNITED STATES
                                    --------------
                         SECURITIES AND EXCHANGE COMMISSION
                         -----------------------------------
                                WASHINGTON, D.C. 20549
                                ----------------------

                                     SCHEDULE 13G
                                     ------------

                      Under the Securities Exchange Act of 1934
                                  (Amendment No.1)*

                                Alaska Air Group Inc.
      -------------------------------------------------------------------------
                                   (Name of Issuer)

                                   Common Stock  **
      -------------------------------------------------------------------------
                            (Title Of Class of Securities)


                                     011659109**
                                     -----------
                                    (CUSIP Number)

Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            -----------------------------

** The amount reflected in Item 9 of the cover page includes common stock issuable upon conversion of convertible bonds (the "Convertible Bonds") (CUSIP 011659AD1). In the aggregate, Merrill Lynch & Co., may be deemed to beneficially own 17,800 shares of Common Stock and an additional 471,166 shares upon conversion of the Convertible Bonds.


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CUSIP NO. 011659109                   13G                 PAGE __ of ___ PAGES

1   NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Merrill Lynch & Co., Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           Joint Filing
                                                                (a)
                                                                (b)

3         SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware


              5    SOLE VOTING POWER


NUMBER OF               None
SHARES
BENEFICIALLY  6    SHARED VOTING POWER
OWNED BY
EACH                    488,966

REPORTING
PERSON WITH   7    SOLE DISPOSITIVE POWER

                        None

              8    SHARED DISPOSITIVE POWER

                        488,966

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              488,966


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              3.34%

12  TYPE OF REPORTING PERSON*

    HC, CO

                         *SEE INSTRUCTION BEFORE FILLING OUT!

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                                     SCHEDULE 13G


Item 1 (a)         NAME OF ISSUER:

                   Alaska Air Group Inc.



Item 1 (b)         ADDRESS OF ISSUER'S  PRINCIPAL EXECUTIVE OFFICES:

                   19300 Pacific Highway South
                   Seattle, Washington 98188

Item 2 (a)         NAMES OF PERSONS FILING:

                   Merrill Lynch & Co., Inc.

Item 2 (b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE,
                   RESIDENCE:

                   Merrill Lynch & Co., Inc.
                   World Financial Center, North Tower
                   250 Vesey Street
                   New York, New York  10281

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                                                                              4



Item 2 (c)         CITIZENSHIP:

                   See Item 4 of Cover Pages

Item 2 (d)         TITLE OF CLASS OF SECURITIES:

                   Common Stock

Item 2 (e)         CUSIP NUMBER:

                   011659109

Item 3

    Merrill Lynch & Co., Inc. ("ML&Co.) is a parent holding company, in accordance with Section 240.13d-1(b)(ii)(G).

Item 4        OWNERSHIP

              (a)   Amount Beneficially Owned:

                        See Item 9 of Cover Pages. Pursuant to Section 240.13d-4, ML&Co., disclaims beneficial ownership of the securities of Alaska Air Group Inc. referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that ML&Co. is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities of Alaska Air Group Inc. covered by this statement other than securities of Alaska Air Group Inc. held by MLPF&S in proprietary accounts.
 .



         (b)   Percent of Class:

                        See Item 11 of Cover Pages

         (c)   Number of shares as to which such person has:

                   (i)  sole power to vote or to direct the vote:

                             See Item 5 of Cover Pages

                   (ii) shared power to vote or to direct the vote:


                             See Item 6 of Cover Pages

                   (iii)sole power to dispose or to direct the disposition of:

                             See Item 7 of Cover Pages

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                                                                              5



                   (iv) shared power to dispose or to direct the disposition of:

                             See Item 8 of Cover Pages

Item 5             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                   Not Applicable


Item 6             OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                   PERSON.

MLPF&S is a sponsor of various unit investment trusts ("UITs") which invest in "equity securities" as defined in Section 240.13d-1(d). While UITs have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of securities reported herein, no single UIT's interest relates to more than 5% of the class of securities reported herein. MLAM is an investment adviser registered under Section 203 of the Investment Advisers
Act of 1940 and act as investment advisers to investment companies registered under section 8 of the Investment Company Act of 1940. With respect to securities held by those investment companies, several persons have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No other person has an interest that relates to more than 5% of the class of securities reported herein.




Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         See Exhibit A

Item 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable

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Item 9   NOTICE OF DISSOLUTION OF GROUP.

Not Applicable


Item 10  CERTIFICATION.

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                             MERRILL LYNCH & CO., INC.

                             _____________________
                             Date:
                             ______________________
                             Signature:
                             ______________________
                             Name: Richard B. Alsop
                             ______________________
                             Title: Attorney-in-Fact*

*Executed pursuant to a Power of Attorney dated November 17, 1995, a copy of which is attached hereto as Exhibit B.